Aperio Group, LLC
 BlackRock Advisors, LLC
 SpiderRock Advisors, LLC
 BlackRock Asset Management Canada Limited
 BlackRock (Netherlands) B.V.
 BlackRock Fund Advisors
 BlackRock Asset Management Ireland Limited
 BlackRock Institutional Trust Company, National Association
 BlackRock Financial Management, Inc.
 BlackRock Investment Management, LLC



*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.